[Letterhead of McGuireWoods LLP]

VIA EDGAR AND HAND DELIVERY

February 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Mark Brunhofer Ms. Lisa Vanjoske Ms. Christine Westbrook Ms. Suzanne Hayes

Re:	Biofrontera AG Amendment No. 1 to Registration Statement on Form F-1 Filed January 26, 2018 Amendment No. 2 to Registration Statement on Form F-1 Filed January 31, 2018 File No. 333-222546

Ladies and Gentlemen:

We are submitting this letter on behalf of Biofrontera AG (the “Company” or “Biofrontera”) in response to the comment letter, dated February 1, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement (the “Registration Statement”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 3 marked to indicate changes from Amendment No. 2 to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the pages in the marked version of Amendment No. 3.

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2018

Amendment No. 2 to Form F-1 filed on January 31, 2018

Prospectus Summary

Recent Developments, page 11

1.	Please tell us why you provide a preliminary estimate of annual 2017 results only for revenues when you are apparently able to provide the balance sheet information for cash, debt and equity as of January 15, 2018 in your capitalization disclosure on page 59. To the extent available, provide estimates for your other major statement of comprehensive income and discuss the underlying drivers and trends in your preliminary estimates. Otherwise, if you cannot provide additional preliminary estimates, revise your capitalization disclosure to be as of the latest balance sheet date for which a complete set of interim or annual financial statements is provided (reflecting material transactions impacting capitalization after such date as additional pro forma adjustments) and provide the following addition disclosure surrounding your preliminary revenue estimate for 2017:

• Explain why you can provide only partial and preliminary information at this time for only your revenue caption.

• Explain why your revenues for the fourth quarter of 2017 of €4.7 to €4.9 million are significantly higher than those of the third quarter of 2017 and appear to set a differing trend.

• Explain whether other major captions on your statement of comprehensive income are expected to exhibit similar trending and, if not, explain why not.

Response:

The Company is not able to provide additional preliminary estimates because it has not completed its financial statements for the year ended December 31, 2017. The Company has revised the capitalization disclosure on pages 59-60 of Amendment No. 3 with amounts as of June 30, 2017, the latest balance sheet date for which a complete set of interim financial statements is provided, reflecting material transactions impacting capitalization after such date as additional pro forma adjusted. In addition, the Company has provided, on page 11 of Amendment No. 3, additional disclosure surrounding its preliminary revenue estimate for 2017 as requested by the Staff.

The Offering, page 16

2.	We note your response to comment 1. As currently written, it is unclear how many shares are being offered in the subscription rights offering and the number of shares you have assumed will be offered in the U.S. or how you have estimated the number of shares in the U.S. offering. Please revise your document to clearly state the number of shares for which rights have been issued in the subscription rights offering, the estimated number of ADSs that will be offered in the U.S. for purposes of your disclosure and the assumptions used to determine the number of ADSs.

Response:

As previously noted to the Staff, and as described in the Registration Statement, the Company will not know the total number of ordinary shares subscribed in the German preemptive rights offering until the expiration of the subscription period, on or about February 12, 2018. The Company has updated the disclosure throughout Amendment No. 3, including in the capitalization disclosure on pages 59-60, to more clearly state the estimated shares to be issued in the German preemptive rights offering and the estimated number of ADSs that the Company expects to offer in the U.S., together with the assumptions used to determine those numbers. At the time of the determination of the final offering price and other terms of the U.S. offering, the Company will update the final prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), with the actual amounts subscribed in the German rights offering and any associated updates to the dilution and capitalization disclosures.

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2018

3.	We note your disclosure on page 144 that your management board is authorized to increase your share capital by issuing up to 6,000,000 new ordinary registered shares. Please revise your disclosure to clarify, if true, that the offering of 6,000,000 ordinary shares includes any shares that may be issued pursuant to the underwriters' overallotment option. Alternatively, please expand your disclosure to include your authority to issue the maximum number of ordinary shares offered in the combined offering.

Response:

The Company has revised the disclosure in Amendment No. 3, including on page 144, to clarify that the offering of 6,000,000 ordinary shares in the combined offering includes ordinary shares that may be issued pursuant to the underwriters’ over-allotment option.

Risk Factors, page 20

4.	It appears your ability to offer more than 44,859 ADSs is dependent on recipients of subscription rights opting not to exercise their rights. Please add a risk factor discussing the potential impact on the liquidity of your ADSs if more subscription rights are exercised than you have estimated. Alternatively, please tell us why you believe such disclosure is not required.

Response:

As noted by the Company in its previous response letter to the Staff, the Company’s estimate as to the amount of subscription rights that will be exercised in the German preemptive rights offering is based on the Company’s experience with its prior rights offerings and advice from the Company’s German advisors. If, based on the final results of the German preemptive rights offering, the Company needs to increase or decrease the number of ADSs offered, then it will do so in accordance with the provisions of Rule 430A and, if applicable Rule 462, under the Securities Act. Unless and until the number of ADSs to be offered is reduced significantly below the currently anticipated amount, the Company does not believe that additional risk factor language regarding the potential impact on the liquidity of the ADSs is required or useful for investors.

5.	We note you have applied to the list the ADSs on the NASDAQ Capital Market. Please tell us whether your offering is contingent on obtaining this listing. If it is not, please include a risk factor disclosing the potential consequence if you do not obtain the listing of your ADSs.

Response:

The Company confirms that the offering of the ADSs is contingent upon obtaining approval for listing on the NASDAQ Capital Market.

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2018

Use of Proceeds, page 56

6.	We note that you expect your estimated net proceeds from this offering will be $12.07 million or $14.14 million if the over-allotment option is exercised. Please revise your disclosure to clarify the net proceeds from the subscription rights offering.

Response:

The Company has revised its disclosure on page 56 of Amendment No. 3 to clarify the net proceeds from the German preemptive rights offering and the combined offering.

Capitalization, page 59

7.	Please tell us why it is appropriate to assume full exercise of the underwriters' overallotment option in your capitalization table instead of presenting the impact of potential exercise in a footnote to your table.

Response:

The Company has revised the capitalization table on page 59 of Amendment No. 3 to present the pro forma capitalization and adjusted pro forma capitalization excluding the impact of the underwriters’ overallotment option and present such impact in a footnote.

Dilution, page 61

8.	Please tell us how you computed your dilution as presented in this filing and explain to us why it is based on 5,625,150 ordinary shares being issued as opposed to the 6,000,000 ordinary shares disclosed in Capitalization.

Response:

The Company is presenting the dilution analysis on page 61 of Amendment No. 3 based on the maximum number of ordinary shares that may be issued in the combined offering, excluding the potential exercise of the underwriters’ overallotment option, which is now consistent with the capitalization table.

Business

History of Clincial Trials for Ameluz and BF-RhodoLED Lamp, page 97

9.	We note your disclosure concerning the twelve month follow up results from your Phase III trial of Ameluz in combination with daylight PDT compared to Metvix. Please remove the statement that results identified improved efficacy, as the determination of efficacy is within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. You may present the data from clinical trials but not your conclusions that the data demonstrates efficacy.

Response:

The Company has removed the statement referenced in the Staff’s comment 9 in its entirety.

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2018

Legal Proceedings, page 111

10.	Please expand your disclosure to include the nature of the claim and potential impact of the shareholder proceeding to appoint a special auditor in connection with your collaboration and partnership agreement with Maruho.

Response:

The Company has expanded its disclosure on page 111 of Amendment No. 3 to include additional details as requested by the Staff above.

If you have any questions regarding this letter or Amendment No. 3, please contact Seth Goldsamt by telephone at +1 212 548 2162 or via e-mail at sgoldsamt@mcguirewoods.com or Stephen Older by telephone at +1 212 548 2122 or via e-mail at solder@mcguirewoods.com. Questions pertaining to accounting may also be directed to Dr. Thomas Senger by telephone at +49 211 9524 8531 or via e-mail at thomas.senger@wkgt.com, the independent registered public accounting firm of the Company.

Very truly yours,

MCGUIREWOODS LLP

/s/ Stephen Older

Stephen Older

cc:	Hermann Lübbert, Chief Executive Officer Thomas Schaffer, Chief Financial Officer Biofrontera AG

Ralph De Martino

Alec Orudjev

Schiff Hardin LLP